United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Vedanta Limited

(Name of Issuer)

Equity shares, par value Re. 1 per equity share

(Title of Class of Securities)

92242Y100

(CUSIP Number)

Vedanta Resources Limited

Attention: Mr. Deepak Kumar

30 Berkley Square, 4th Floor,

London, W1J 6EX

United Kingdom

+44 20 7499 5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92242Y100	13D	Page 1 of 5 Pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on September 3, 2014 (as amended to date, the “Statement”), relating to the equity shares, par value Re. 1 per equity share (the “Equity Shares”) of Vedanta Limited (formerly known as Sesa Sterlite Limited), a corporation incorporated under the laws of the Republic of India (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

On January 9, 2021, Vedanta Resources Limited together with, Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited (collectively, the “Acquirer Group”) publicly announced an offer to acquire (the “Public Announcement”) 371,750,500 Equity Shares, representing 10% of the fully diluted voting share capital of the Issuer, at a price per Equity Share of INR 160 (the “Tender Offer”). The Acquirer Group subsequently published a Corrigendum to the Public Announcement on January 14, 2021, which made certain minor amendments to the Public Announcement (the “Corrigendum”).

Pursuant to the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended (the “SAST Regulations”), the Acquirer Group published a detailed public statement concerning the Tender Offer (the “Detailed Public Statement”) on January 15, 2021 and posted the draft letter of offer regarding the Tender Offer (the “Draft Letter of Offer”) to the website of the Securities and Exchange Board of India (“SEBI”) on January 19, 2021.

The full text of the Public Announcement, the Corrigendum, the Detailed Public Statement and the Draft Letter of Offer are filed as exhibits to this Statement and incorporated herein by reference.

The Tender Offer is being made in accordance with the SAST Regulations. Accordingly, the Acquirer Group has submitted the Draft Letter of Offer to SEBI for review, and the commencement of the Tender Offer is subject to SEBI’s approval or confirmation that it has no comments. In addition, the Reporting Persons intend to seek exemptive relief from the staff of the Division of Corporation Finance of the SEC regarding the application of certain rules under the Securities Exchange Act of 1934, as amended, to the Tender Offer. There can be no assurance that the Tender Offer will receive the necessary regulatory approvals or that it will be completed on the terms contemplated by the Draft Letter of Offer, or at all.

CUSIP No. 92242Y100	13D	Page 2 of 5 Pages

This Amendment No. 5 is not an offer to purchase or a solicitation of an offer to sell any Equity Shares. Any offer or solicitation will only be made through separate materials filed with the SEC. The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law. The potential tender offer for Equity Shares described in this Amendment No. 5 has not yet commenced. If and when the planned offer is commenced, the Reporting Persons will file a tender offer statement on Schedule TO with the SEC. THE TENDER OFFER STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS THAT WOULD BE USED IN CONNECTION WITH A POTENTIAL OFFER, WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO SUCH OFFER. Those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

ITEM 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Public Announcement (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K furnished to the SEC on January 11, 2021).

2	Corrigendum to Public Announcement (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K furnished to the SEC on January 15, 2021).

3	Detailed Public Statement (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K furnished to the SEC on January 19, 2021).

4	Draft Letter of Offer

CUSIP No. 92242Y100	13D	Page 3 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 3, 2021

VEDANTA RESOURCES LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Company Secretary

VEDANTA RESOURCES HOLDINGS LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Director

TWIN STAR HOLDINGS LIMITED

By:	/s/ Sevin Chendriah
Name:	Sevin Chendriah
Title:	Director

VOLCAN INVESTMENTS LIMITED

By:	/s/ E. Isaac Collie
Name:	E. Isaac Collie
Title:	Director

ANIL AGARWAL DISCRETIONARY TRUST

By:	/s/ E. Isaac Collie
Name:	E. Isaac Collie
Title:	Director of Trustee

CUSIP No. 92242Y100	13D	Page 4 of 5 Pages

CONCLAVE PTC LIMITED

By:	/s/ E. Isaac Collie
Name:	E. Isaac Collie
Title:	Director

FINSIDER INTERNATIONAL COMPANY LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Director

WESTGLOBE LIMITED

By:	/s/ Sevin Chendriah
Name:	Sevin Chendriah
Title:	Director

WELTER TRADING LIMITED

By:	/s/ Alexis Tsielepis
Name:	Alexis Tsielepis
Title:	Director

RICHTER HOLDING LIMITED

By:	/s/ Sanjay Pandit
Name:	Sanjay Pandit
Title:	Director

VEDANTA RESOURCES CYPRUS LIMITED

By:	/s/ Sanjay Pandit
Name:	Sanjay Pandit
Title:	Director

CUSIP No. 92242Y100	13D	Page 5 of 5 Pages

VEDANTA RESOURCES FINANCE LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Director

VEDANTA HOLDINGS MAURITIUS II LIMITED

By:	/s/ Shakill Ahmad Toorabally
Name:	Shakill Ahmad Toorabally
Title:	Director

ANIL AGARWAL

By:	/s/ Anil Agarwal